UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2021	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the "Company")

(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K  in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Exhibits	Description

99.1	Press Release dated September 20, 2021 – Sun Life Reports Results of Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: September 20, 2021	By:	/s/ “Tracie Allan”
Tracie Allan
Assistant Vice-President and Managing Counsel, Sun Life